Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of PLBY Group, Inc. on Form S-1 of our report dated April 15, 2021, with respect to our audits of the financial statements of PLBY Group, Inc. (formerly Mountain Crest Acquisition Corp) as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period from November 12, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is a part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.  We were dismissed as auditors on April 15, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, New York

June 7, 2021